FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       For period ending January 16, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --


   Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons

I give below details of changes in the interests of Directors, Persons Discharging Managerial Responsibility or Connected Persons in the Ordinary Shares of GlaxoSmithKline plc.

11 January 2007         The Administrators of the SmithKline Beecham Employee
                        Benefit Trust ("the Trust") notified the Company on 15
                        January 2007 that 38,040 Ordinary shares had been transferred from the Trust to a participant in the SmithKline Beecham Annual Investment Plan.

12 January 2007         The Trust notified the Company on 15 January 2007 that
                        380 Ordinary Shares had been acquired by the Trust at a price of GBP13.70 per share following the re-investment of the dividend paid to the Trust on behalf of participants in the SmithKline Beecham Bonus Investment
                        Plan on 4 January 2007.

                        The Trust also notified the Company on 15 January 2007 that 9,668 Ordinary Shares had been acquired by the Trust at a price of GBP13.70 per share following the re-investment of the dividend paid to the Trust on behalf of participants in the SmithKline Beecham Annual Investment Plan on 4 January 2007.

The Trust is a discretionary fund of which all non US employees or former employees of GlaxoSmithKline plc and its subsidiaries are potential beneficiaries. One of the Company's directors, Mr J S Heslop is therefore interested in the shares held in the fund from time to time in the same way as other non US employees or former employees of GlaxoSmithKline plc and its subsidiaries.

This notification relates to a transaction notified in accordance with Disclosure Rule 3.1.4R(1)(b).

S M Bicknell
Company Secretary

16 January 2007


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: January 16, 2007                                    By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc